UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:


1. Press release dated July 13, 2008, relating to Tongxin International Ltd. establishes Hong Kong Based Company for Export sales.


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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial &
                                              Accounting Officer

Date: July 14, 2009


=================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated July 13, 2008, relating to Tongxin International Ltd. establishes Hong Kong Based Company for Export sales.


=================================================================
Announcement of Auditors by TXI

CHANGSHA, China, July 13 /PRNewswire-Asia-FirstCall/ --
Tongxin International Ltd. (Nasdaq: TXIC - News), a
China-based manufacturer of engineered vehicle body structures ("EVBS" or "truck cabs"), announced today the establishment of Tongxin International Ltd. - Hong Kong
("TXIC-HK"), the Company's new Hong Kong-based business entity. TXIC-HK will facilitate the Company's growing export sales from China to multiple international markets while capitalizing on the recently launched China-Hong
Kong Cross Border Yuan settlement program. The program was established to meet the increasing need of the Chinese Yuan as a currency for international payment and simplifying the procedures for cross border trade.

TXIC-HK will serve as the sales administration and import/export agent for Tongxin International as the Company's international customer base expands. TXIC-HK is an integral part of the Company's strategy to build a network of international customers for its truck cabs, truck cab component parts and its plan to position itself as a global supplier of collision parts for the passenger and commercial vehicle aftermarket.

Currently, Tongxin maintains export relationships with truck manufacturing customers in emerging markets including Vietnam and the Middle East who purchase select
Tongxin truck cabs on a Complete-Knock-Down ("CKD") basis.
A CKD includes all the components of a truck cab, prepared for welding and assembly on site. CKDs reduce landed costs of export shipments by limiting shipping volume. Based on market data, the Company estimates the total export market potential for CKD is $1.5 billion to $2 billion.

"A key component of our long-term growth strategy is to expand into export markets in Asia and other countries," began CEO and Vice-Chairman Duanxiang Zhang. "While the
Chinese market continues to provide us with a variety of new customer and product opportunities, the same is true in other emerging markets whose commercial vehicle industries are also growing. Our experience in the commercial vehicle sector and long-term performance with China-based commercial vehicle manufacturers positions us at the forefront of consideration for other commercial vehicle manufacturers who are looking to reduce costs. It is widely accepted that the cab of a truck is the highest value single component on the vehicle," Zhang concluded.
About Tongxin International Ltd.

Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.
Tongxin maintains a network of 130 customers throughout
20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

FORWARD LOOKING STATEMENTS

Statements contained in this press release, which are not historical fact, constitute "Forward-Looking Statements."
Actual results may differ materially due to numerous important factors that are described in Tongxin
International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.




For more information, please contact:

John Mattio
HC International, Inc.
Tel: +1-914-669-5340 (U.S.)
Email: john.mattio@hcinternational.net